UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Second Amended and Restated Bylaws

On December 27, 2023, the board of directors of United Maritime Corporation (the “Company,” or “we”) adopted the Second Amended and Restated Bylaws of the Company (the “Bylaws”), which, among other things, adopts a new Article VIII, Section 8.

Our Bylaws provide that the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act of the Republic of the Marshall Islands (as amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.

Our Bylaws include a forum selection provision as described above. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in our Bylaws to be inapplicable or unenforceable in such action. In particular, Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act of 1933, as amended (the “Securities Act”), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Shareholders’ derivative actions, including those arising under the Exchange Act or Securities Act, are subject to our forum selection provision. To the extent that the exclusive forum provision would apply to restrict the courts in which our shareholders may bring claims arising under the Exchange Act or the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If a court were to find the forum selection provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Amended and Restated Shareholders Rights Agreement

On December 27, 2023, the Company’s board of directors approved an amended and restated Shareholders’ Rights Agreement (the “Rights Agreement”) which amends the Company’s Shareholders’ Rights Agreement dated as of July 5, 2022 (the “Original Rights Agreement”) to make certain technical or ministerial changes.

For a summary description of the Rights Agreement and the related Rights, please see “Description of Securities—Description of Preferred Stock Purchase Rights” filed as Exhibit 2.4 to the Company’s Annual Report on Form 20-F filed on April 4, 2023.  Such summary description is not complete and is qualified in all respects by the terms of the Rights Agreement, filed as an exhibit hereto, and of the Statement of Designation of Series A Participating Preferred Shares of the Company, which is filed as Exhibit 2.2 to the Company’s Registration Statement on Form 20-F filed on June 6, 2022.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273116).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2023

SEANERGY MARITIME HOLDINGS CORP.

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Second Amended and Restated Bylaws of United Maritime Corporation, as adopted by the Board of Directors of the Company on December 27, 2023.

4.1	Amended and Restated Shareholders’ Rights Agreement, dated as of December 27, 2023, by and between United Maritime Corporation and Equiniti Trust Company, LLC, as Rights Agent.